EXHIBIT 99.2

Valcent Products Inc.
(A Development Stage Company)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
December 31, 2011
(Unaudited)

TABLE OF CONTENTS

Management’s Discussion and Analysis

Page
1.	Overview	3
2.	Corporate Developments	3
3.	Critical Accounting Estimates	3
4.	Changes in Accounting Policies Including Initial Adoption	4
5.	Selected Quarterly Data	6
6.	Results of Operations	6
7.	Liquidity and Capital Resources	8
8.	Financial Instruments	10
9.	Off-Balance Sheet Arrangements	11
10.	Related Party Transactions	11
11.	Outstanding Share Data	12
12.	Subsequent Events	12
13.	Internal Controls over Financial Reporting	13
14.	Risk Factors	13
15.	Outlook	13

PRELIMINARY INFORMATION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Valcent Products Inc. (“Valcent” or “the Company”) for the three and nine months ended December 31, 2011 and related notes thereto. These statements have been prepared in accordance with IAS 34, Interim Financial Reporting with the International Financial Reporting Standards (“IFRS”) Framework.  In addition, the following should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2011 and the related MD&A available on SEDAR at www.sedar.com.

The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was April 1, 2011, 2010 comparative information included in this MD&A has been restated where indicated. All figures are in United States dollars unless otherwise noted. This MD&A has been prepared as of March 1, 2012.

This MD&A contains “forward-looking statements” that are subject to risk factors. Forward-looking statements look into the future and provide a view as to the effect of certain events and trends on the business.  Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “suggests” and similar expressions. This MD&A contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

It is important to note that unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of December 31, 2011. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

1.         OVERVIEW

Valcent Products Inc. (which, together with its subsidiaries, is collectively referred to as the “Company” or “Valcent”) was incorporated in Canada in 1996.  The Company’s current business activity is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VertiCropTM”). The Company is listed on the OTC QB, having the symbol VCTZF.

The VertiCrop™ System is designed to grow vegetables, herbs and other leafy plant crops much more efficiently and with greater food value than in agricultural field conditions. The VertiCrop™ system is enabled by high contribution margins, and by existing market price premiums commanded by year round, locally grown, pesticide, herbicide free produce. The VertiCrop™ system’s small footprint and high yield enable market expansion into previously under addressed urban and near urban marketplaces.

2.         CORPORATE DEVELOPMENTS

The Company continues to focus on specific targeted customers for its VertiCrop™ Systems. Providing them with new research material and updated quotes. The company is also proceeding with its plan to joint venture and/or own and operate VertiCrop Systems within urban centers throughout North America. The Company has completed the downsizing of its Valcent EU Ltd. subsidiary whereby, the focus is now centered on R&D functions. All sales efforts are being handled out of the Canadian office.

3.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2011. Note 24 provides a review of the significant changes to the reported financial position and results of operations of the Company under Canadian GAAP and IFRS.

The following is an outline of the estimates that the Company considers as critical in the preparation of its consolidated financial statements.

(a)      Income Taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable than an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.  Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

3.	CRITICAL ACCOUNTING ESTIMATES - continued

(b)      Share-based Payment Transactions

The Company measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

(c)      Valuation of Derivative Instruments

IFRS requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value.  Warrants with such provisions will no longer be recorded to equity. In estimating the appropriate fair value, the Company uses the most appropriate valuation model.

There were no changes in accounting policies during the nine months ended December 31, 2011.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards ("IFRS") in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

FIRST TIME ADOPTION OF IFRS

The Company’s financial statements for the year ending March 31, 2012 will be the first annual financial statements that will be prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was April 1, 2010 (the “Transition Date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be March 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian generally accepted accounting principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are discussed in Note 24 of the condensed consolidated interim financial statements for the nine months ended December 31, 2011.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

3.	CRITICAL ACCOUNTING ESTIMATES - continued

TRANSITIONAL FINANCIAL IMPACT

(a)      Equity Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of $11,000 as at December 31, 2011. The table below outlines adjustments to our equity on adoption of IFRS on December 31, 2011 and March 31, 2011 for comparative purposes.

	Note	December 31, 2011	March 31, 2011
Equity as reported under Canadian GAAP		$(2,283,873)	$(1,465,413)
IFRS adjustments:
Derivative liability differences	(i)	(11,000)	(175,600)
Total IFRS adjustments to equity		(11,000)	(175,600)
Equity as reported under IFRS		$(2,294,873)	$(1,641,013)

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company.  These differences result in the adjustments in the table above.

(i)      Derivative liability differences

Under IFRS, certain warrants issued by the Company have a clause that causes the warrants to increase if the Company issues any securities at a price lower than $0.15 and must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss.  There is no such requirement under Canadian GAAP as certain warrants issued by the Company meet the definition of an equity instrument.

The Company applies the fair value method using the Binomial option pricing model in accounting for these warrants as the reset provision on these warrants have been mutually terminated by utilizing exercise price – $0.15; risk-free interest rate – 2.95%; expected life – 2 years; expected volatility – 100%; and expected dividends – nil.  The fair value of $175,600 was recorded as a derivative liability at March 31, 2011. The derivative liability was re-measured at December 31, 2011 using the same Binomial option pricing model which resulted in a charge of $164,600 to change in fair value of derivative liability.

(b)      Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented.  In addition, controls over the IFRS changeover process have been implemented, as necessary.  We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant.  We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies.   We applied our existing control framework to the IFRS changeover process.  All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

3.	CRITICAL ACCOUNTING ESTIMATES - continued

(c)      Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our key ratios.  The transition did not significantly impact our key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements.  We have identified no compensation arrangements that are calculated based on indicators in our financial statements.

(e)      Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods.  We also do not expect significant changes in the post-convergence periods.

(f)      Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods.  We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected.  In particular, we expect that there may be additional new or revised IFRSs or IFRCs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits and revenue recognition.  The impact of any new IFRSs and IFRCs will be evaluated as they are drafted and published.

5.         SELECTED QUARTERLY DATA

	2011	2011	2011	2011	2010	2010	2010	2010
(Unaudited)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31*	Sept 30*	Jun 30	Mar 31*
Revenues	$-	-	-	-	-	-	-	-
Income (loss) from operations	$(175,520)	(499,738)	(73,611)	(3,275,296)	(684,335)	(635,977)	(1,070,944)	(1,911,676)
Net (loss) income	$(197,468)	(492,232)	34,464	(4,217,002)	(1,056,835)	(389,105)	(967,110)	(3,878,731)
(Loss) gain per share from continued operations	$(0.00)	(0.01)	0.00	(0.07)	(0.02)	(0.01)	(0.02)	(0.06)

*As the Company’s IFRS transition date was April 1, 2010, information for these quarters is presented in the above table in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

The changes in comparative results of operations on a quarter over quarter basis are due primarily to significant fluctuations in the following areas:  product development costs, stock-based compensation charges, foreign exchange gains and losses, interest and accretion expense, and fair value changes of embedded derivatives in convertible debt.

6.         RESULTS OF OPERATIONS

Three Months Ended December 31, 2011 and 2010

During the three months ended December 31, 2011, loss from operations decreased by $359,394 resulting in a loss from operations of $175,520 compared to a loss from operations of $534,914 for the three months ended December 31, 2010. The decrease was offset by:

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

6.         RESULTS OF OPERATIONS - continued

•
A credit of $7,901 in stock-based compensation expense.  At December 31, 2011, certain senior management were entitled to receive 6,647,195 options based on certain services provided under a Private Placement Agreement dated December 14, 2010. These options were measured at March 31, 2011 by applying the fair value method using a Black-Scholes option pricing model in accounting for options.  At December 31, 2011, the options were revalued, with a significantly lower value, resulting in a credit to stock-based compensation of $359,653. This credit was offset by an additional 675,824 options being earned during the three months ended June 30, 2011 which resulted in a charge to stock-based compensation expense of $41,163. These options were valued using the same Black-Scholes option pricing model.  Also during the same period the Company had an additional commitment to issue 675,824 common shares. The shares were valued at $54,066 based on the market price of the shares at the time the shares were earned and also charged to stock-based compensation.

•
Investor relations increased by $17,232 from $2,719 in the three months ending December 31, 2010 to $19,951 in three months ending December 31, 2011.  This is due to the Company holding its Annual General Meeting in the current quarter and incurring related shareholder information costs.

•	Professional fees decreased by $49,755 from $61,095 in the three months ending December 31, 2010 to $11,340 in three months ending December 31, 2011.

•
Office and miscellaneous decreased by $64,729 from $78,463 in the three months ending December 31, 2010 to $13,734 in three months ending December 31, 2011. This is due to the downsizing of the Company’s UK operation.

•
Amortization decreased from $62,624 in three months ending December 31, 2010 to $10,537 in three months ending December 31, 2011.  The decrease in amortization is due to the Company’s decision in October 2010 to sell its remaining assets in the United States and the write-down as at March 31, 2011, of property and equipment from El Paso and UK related business operation assets held for future use. The Company halted amortization of these assets and classified them as assets held for resale.

•
Product development expenses decreased from $270,706 in three months ending December 31, 2010 to $85,407 in three months ending December 31, 2011, a decrease of $185,299.  The decrease is mainly due to the downsizing of the Company’s UK operation.

Nine Months Ended December 31, 2011 and 2010

During the nine months ended December 31, 2011, expenses decreased by $1,346,662 resulting in a loss of $748,869 compared to a loss of $2,095,531 for the nine months ended December 31, 2010.  A portion of the decrease in expenses was due to:

•
A credit of $266,378 in stock-based compensation expense.  At December 31, 2011, certain senior management were entitled to receive 6,647,195 options based on certain services provided under a Private Placement Agreement dated December 14, 2010. These options were measured at March 31, 2011 by applying the fair value method using a Black-Scholes option pricing model in accounting for options.  At December 31, 2011, the options were revalued, with a significantly lower value, resulting in a credit to stock-based compensation of $359,653.  This credit was offset by an additional 675,824 options being earned during the three months ended June 30, 2011 which resulted in a charge to stock-based compensation expense of $41,163. These options were valued using the same Black-Scholes option pricing model.  Also during the same period the Company had an additional commitment to issue 675,824 common shares. The shares were valued at $54,066 based on the market price of the shares at the time the shares were earned and also charged to stock-based compensation. The balance of the decrease was a direct result of the Company’s overall downsizing plan in order to conserve funds.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

6.         RESULTS OF OPERATIONS - continued

•
Investor relations fees decreased by $233,366 from $282,339 during the nine months ending December 31, 2010 to $48,973 during the nine months ending December 31, 2011.  During the period ending December 31, 2010, the Company utilized third party consultants in investor related advisory activities to help assist the Company find new avenues of financing.  During the period ending December 31, 2011, such activities were reduced.

•	Professional fees decreased by $46,517 from $153,771 during the nine months ending December 31, 2010 to $107,254 during the nine months ending December 31, 2011.

•
Office and miscellaneous decreased by $61,994 from $157,036 in the nine months ending December 31, 2010 to $95,042 during the nine months ending December 31, 2011.  The Company undertook a number of active development projects in the nine months ending December 31, 2010, while such development slowed during the nine months ending December 31, 2011 to conserve available funds.

•
Amortization decreased from $137,453 in nine months ending December 31, 2010 to $36,874 in the nine months ending December 31, 2011. The decrease in amortization is due to the Company’s decision in October 2010 to sell its remaining assets in the United States and the write-down as at March 31, 2011, of property and equipment from El Paso and UK related business operation assets held for future use. The Company halted amortization of these assets and classified them as assets held for resale.

•
Product development expenses decreased from $969,483 in nine months ending December 31, 2010 to $572,292 in nine months ending December 31, 2011, a decrease of $397,191.  The decrease is due to the Company reducing its product development expenditures to conserve available funds.

7.         LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital deficit as at December 31, 2011 is $2,817,511 (March 31, 2011 - $2,211,592), an increase of $605,919. The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.  As at December 31, 2011 the Company does not have sufficient cash on hand to fund its operations for the next twelve months.

The Company has cash and cash equivalents of $21,580 as of December 31, 2011.  The Company expects to incur through the end of the next fiscal year $1,350,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

The Company has no long-term debt.  During the nine months ended December 31, 2011 the Company received $207,254 in gross proceeds from a private placement.  The Company also issued a promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. Subsequent to December 31, 2011 the Company issued an additional promissory note in the amount of $484,200 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The Company also completed a private placement in the amount of $50,000. Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our commercialization of our products, develop or enhance services or respond to competitive pressures.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

7.         LIQUIDITY AND CAPITAL RESOURCES - continued

As at December 31, 2011, accounts receivable of $266,904 consists of goods and services and HST receivable. Prepaid expenses as at December 31, 2011 of $88,170 consist of prepaid insurance, rental deposits, and similar items.

Accounts payable and accrued liabilities decreased to $1,187,405 due to the Company utilizing proceeds of share capital and debt raised during the period to pay suppliers.

Issuances of Debt and Changes to Debt Instruments

Details of the convertible notes are as follows:

Date of Issue	Balance, April 1, 2011	Accretion and interest	Balance, December 31, 2011
Feb 2010 (b)	$51,698	$5,410	$57,108

US $50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion.

Promissory Notes

Promissory notes payable consisted of the following due to third party lenders:

	December 31, 2011	March 31, 2011
8% and 10% simple interest, unsecured, due on demand (a)	$587,891	$558,212
18% simple interest, secured, due July 14, 2012 (Note (b))	728,685	-
	$1,346,576	$558,212

(a)
The demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares, a director and officer of the Company and a former director and officer of the Company.

(b)
On July 14, 2011, the Company issued a secured promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

7.         LIQUIDITY AND CAPITAL RESOURCES - continued

Cash Flows

Operating Activities

Cash outflows from operating activities were $962,630 for the nine months ended December 31, 2011 compared to $1,149,880 for nine months ended December 31, 2010.  This decrease is mainly attributable to changes in working capital balance and a decrease in overall spending in nine months ending December 31, 2011.

Investing Activities

Cash outflows from investing activities were $682 during nine months ended December 31, 2011 compared to $5,979 during nine months ended December 31, 2010.  Purchases of capital assets and equipment slowed during nine months ended December 31, 2011 compared to nine months ended December 31, 2010 in order to conserve available funds.

Financing Activities

Cash inflows from financing activities decreased from $1,998,281 in nine months ended December 31, 2010 to $952,666 in nine months ended December 31, 2011. During the nine months ended December 31, 2011 the Company raised $207,254 in private placements and collected $53,000 in commitments to issue shares compared to a raise of $1,410,045 during the nine months ended December 31, 2010

Contractual Obligations

During the nine months ended December 31, 2011, there were no material changes in the Company’s contractual obligations as specified in the audited consolidated financial statements at March 31, 2011.

Legal Proceedings

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. During the nine months ended December 31, 2011, the Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal counsel for comment. Based on information currently available the Company has recorded the $26,766 of the claim as a liability as at December 31, 2011.

8.         FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of operations. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

8.         FINANCIAL INSTRUMENTS - continued

Fair Value of Financial Instruments

The table below provides an analysis, by valuation method, of financial instruments that are measured at fair value subsequent to recognition. Refer to for an explanation of the fair value hierarchy applied.

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$11,000	$-	$11,000

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$175,600	$-	$175,600

There were no assets or liabilities transferred from one level to another in the hierarchy during the nine months ended December 31, 2011.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

9.         OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material adverse effect on our financial condition or results of operations.

10.      RELATED PARTY TRANSACTIONS

During the three and nine months ended December 31, 2011 and 2010, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	Three months ended December31,		Nine months ended December 31,
	2011	2010	2011	2010
Product development	$(118)	$49,865	$1,937	$149,595
Interest and accretion	9,023	46,150	27,836	138,451
Rent	-	4,500	-	18,002
	$8,905	$100,515	$29,773	$306,048

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

10.      RELATED PARTY TRANSACTIONS - continued

At December 31, 2011, promissory notes payable of $388,197 (March 31, 2011 - $558,212) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the nine months ended December 31, 2011 and 2010.

Key Management Compensation

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Salaries and short-term employee benefits accrued but not paid during the period	$96,840	$39,3381	$303,240	$90,355
Salaries and short-term employee benefits paid during the period	29,052		90,972
Share-based payments	-	-	28,224	-
	$125,892	$39,381	$422,436	$90,355

11.      OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As at December 31, 2011, 92,836,002 common shares were issued and outstanding.   There are also incentive share options outstanding and committed that are outstanding to acquire 9,373,019 unissued common shares.  There are no preferred shares outstanding.  As at December 31, 2011 there were share purchase warrants outstanding that are exercisable to acquire 22,047,993 unissued common shares. Subsequent to December 31, 2011, 208,333 warrants expired unexercised.

12.      SUBSEQUENT EVENTS

•
On January 27 2012, the Company closed a private placement tranche and issued 1,000,000 units at a price of $0.05 per unit for gross proceeds of $50,000. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15.

•	On January 27, 2012, the Company incorporated a wholly owned subsidiary Local Garden Vancouver Inc. to operate the Company’s first commercial VertiCrop System.

•
On February 03, 2012, the Company issued an unsecured promissory note in the amount of $484,200 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. As a condition of the loan, the funds can only be used in the operations of the Company’s newly incorporated subsidiary Local Garden Vancouver Inc. The note matures on February 03, 2014 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period.  The Company may repay the note at any time without penalty.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

13.      INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.  During the nine months ended December 31, 2011, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14.      RISK FACTORS

As Valcent is in the early stages of development of the VertiCropTM product line, the business involves a high degree of risk.  The economic viability of VertiCrop™ System needs to be demonstrated in order for the Company to meet its financial obligations as they come due. An investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

Material risks and uncertainties affecting Valcent, their potential impact and the Company’s risk management strategies are substantially unchanged from those disclosed in the Company’s MD&A and 20-F for the year ended March 31, 2011, which are available on SEDAR and EDGAR.

15.      OUTLOOK

From inception the Company has generated minimal cost recoveries from the Company’s business operations and has traditionally met the Company’s ongoing obligations by raising capital through external sources of financing, such as private placement, convertible notes, demand and promissory notes, and director and shareholder advances.  The Company is also attempting to sell nonproductive assets located at its El Paso research facility to generate capital.

The Company’s plan of operations over the course of the next twelve months, subject to adequate financing, is to focus on the continued development, marketing and operation of the Company’s VertiCropTM vertical plant growing systems.